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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13G


            UNDER THE SECURITIES EXCHANGE ACT OF 1934


                 TRANSCRYPT INTERNATIONAL, INC.
        _______________________________________________
                        (Name of Issuer)

                          COMMON STOCK
        _______________________________________________
                 (Title of Class of Securities)

                           89363A 101
         ______________________________________________
                         (CUSIP Number)

                       December 31, 2001
        _______________________________________________
    (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)
          [ ]  Rule 13d-1(c)
          [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP NO.  89363A 101


1.   NAME OF REPORTING PERSON:     John T. Connor II
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
Instructions)
     (a)  [ ]
     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES         5    SOLE VOTING POWER
BENEFICIALLY                  657,040
OWNED BY EACH            6    SHARED VOTING POWER
REPORTING PERSON              531,314
WITH                     7    SOLE DISPOSITIVE POWER
                              657,040
                         8    SHARED DISPOSITIVE POWER
                              531,314

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     John T. Connor II beneficially owns 1,188,354 shares of Common
Stock.

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES:
     [X]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9):
     6.6%

12.  TYPE OF REPORTING PERSON (See Instructions ) IN

14.  CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO
     WHICH THIS SCHEDULE IS FILED:

          [ ]  Rule 13d-1(b)
          [ ]  Rule 13d-1(c)
          [X]  Rule 13d-1(d)



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CUSIP NO.  89363A 101

1.   NAME OF REPORTING PERSON:     Janice K. Connor
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
Instructions)
     (a)  [ ]
     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES         5    SOLE VOTING POWER
BENEFICIALLY                  362,008
OWNED BY EACH            6    SHARED VOTING POWER
REPORTING PERSON              532,089
WITH                     7    SOLE DISPOSITIVE POWER
                              362,008
                         8    SHARED DISPOSITIVE POWER
                              532,089

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Janice K. Connor beneficially owns 894,097 shares of Common
Stock.

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions):
     [X]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9):
     5.1%

12.  TYPE OF REPORTING PERSON (See Instructions ) IN

14.  CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO
     WHICH THIS SCHEDULE IS FILED:

          [ ]  Rule 13d-1(b)
          [ ]  Rule 13d-1(c)
          [X]  Rule 13d-1(d)


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CUSIP NO.  89363A 101

ITEM 1.

(a)  Name of Issuer:

     Transcrypt International, Inc.

(b)  Address of Issuer's Principal Executive Offices

     4800 NW First Street
     Lincoln, NE 68521

ITEM 2.

(a)  Name of Person Filing:

     The Reporting Persons filing this statement are John T. Connor II and Janice K. Connor, husband and wife. This statement contains information regarding shares of Common Stock owned by: each of the filers, family trusts for the benefit of the Connor's children, and the Connor's children sharing the same household.

(b)  Address of Principal Business Office, or if none, Residence:

     [i]  John T. Connor II
          1281 Gulf of Mexico Drive
          Longboat Key, FL 34228-4626

     [ii] Janice K. Connor
          1281 Gulf of Mexico Drive
          Longboat Key, FL 34228-4626

(c)  Citizenship:

     United States of America

(d)  Title of Class of Securities:

     Common Stock


(e)  CUSIP Number:

     89363A 101

ITEM 3.

          Not applicable.


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CUSIP NO.  89363A 101

ITEM 4.   OWNERSHIP

(a)  Amount Beneficially Owned:

     John T. Connor II beneficially owns 1,188,354 shares of Common Stock (this includes 294,257 shares which Mr. Connor has the right to acquire beneficial ownership pursuant to stock options). Of the 1,188,354 shares, Mr. Connor disclaims beneficial ownership of 362,008 shares held by Janice K. Connor, 86,632 shares held by or in trust for other members of the Connor family, and 82,674 shares held by John T. Connor III, son of John T. Connor II (a total of 531,314 shares).

    Janice K. Connor beneficially owns 894,097 shares of Common
     Stock. Of the 894,097 shares, Mrs. Connor disclaims beneficial ownership of 362,783 shares held by John T. Connor II, 86,632 shares held by or in trust for other members of the Connor family, and 82,674 shares held by John T. Connor III, son of Janice K. Connor (a total of 532,089 shares).

(b)  Percent of Class:

     [i]  For John T. Connor II:
          6.6%; see below

     [ii] For Janice K. Connor:
          5.1%; see below

    For John T. Connor II, this calculation represents the percentage based on 17,871,572 shares outstanding, of which 294,257 shares represent the options held by John T. Connor II and 17,577,315 shares are the shares outstanding, which is the weighted average number of shares outstanding reported in the Issuer's most recent 10-Q for the period ended September 30, 2001, dated November 13, 2001. For Janice K. Connor, this calculation represents the percentage based on 17,577,315 shares outstanding, which is the weighted average number of shares outstanding reported in the Issuer's most recent 10-Q for the period ended September 30, 2001, dated November 13, 2001.

(c)  Number of shares as to which the person has:

     For John T. Connor II
     (i)  Sole power to vote or to direct the vote
          See Cover Page Item 5

     (ii) Shared power to vote or to direct the vote
          See Cover page Item 6


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CUSIP NO.  89363A 101

     (iii)Sole power to dispose or to direct the disposition of See Cover Page Item 7

     (iv) Shared power to dispose or to direct the disposition of See Cover page Item 8

     For Janice K. Connor
     (i)  Sole power to vote or to direct the vote
          See Cover Page Item 5

     (ii) Shared power to vote or to direct the vote
          See Cover Page Item 6

     (iii)Sole power to dispose or to direct the disposition of See Cover Page Item 7

     (iv) Shared power to dispose or to direct the disposition of See Cover Page Item 8

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON.

          See Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
          HOLDING COMPANY.

          Not applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP.

          Not applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          Not applicable.


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CUSIP NO.  89363A 101


                            SIGNATURE

          After reasonable inquiry and to the best of his/her knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: February 5, 2002        /s/ John T. Connor, II
                              John T. Connor II, Signature


Date: February 5, 2002        /s/ Janice K. Connor
                              Janice K. Connor, Signature
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CUSIP NO.  89363A 101

                            EXHIBIT A

                      JOINT FILING AGREEMENT

          Agreement among John T. Connor II and Janice K. Connor, whereby, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, each of the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G with respect to the equity securities of Transcrypt International, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

          The undersigned  hereby execute this Joint Filing
Agreement in counterpart as of this  5th day of February, 2002.


                              /s/ John T. Connor II
                              John T. Connor II


                              /s/ Janice K. Connor
                              Janice K. Connor